

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 29, 2010

<u>VIA U.S. Mail and Facsimile</u>

Michael El-Hillow
Chief Financial Officer
Evergreen Solar, Inc.
138 Bartlett Street
Marlboro, Massachusetts 01752

> **Re: Evergreen Solar, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 9, 2010**
> **Form 10-Q for the fiscal quarter ended July 3, 2010**
> **File No. 000-31687**

Dear Mr. El-Hillow:

We have reviewed your response dated September 14, 2010 and related filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Item 11. Executive Compensation, page 63

1. We note your response to prior comment 9; however, it remains unclear how consideration of the bulleted factors listed in your response by your senior management and the Compensation Committee ultimately led to their conclusion that disclosure pursuant to Regulation S-K Item 402(s) is unnecessary. For example, what risk mitigating factors, if any, were present in the compensation factors that were considered in reaching this conclusion?

Form 10-Q for the fiscal quarter ended July 3, 2010

Condensed Consolidated Financial Statements

Note 5. Investment in and Sale of Sovello AG, page 9

2. We reference prior comment 12. We have the following comments:

·   Please reconcile the statement in your response that the $3.2 million gain was equal to the amount of cash received to the statement on page 9 that you received remaining royalty payments and product payments for 2009 of approximately EUR 4.1 million.

·   Please revise future filings to revise the description of the line item from "gain on reversal of impairment of equity investment" to a description that reflects the nature of the gain as a result of settlement of royalty payments.

·   Please revise the disclosure in future filings to clearly disclose how you calculated the $3.2 million gain.

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You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. If you have other questions, please contact Celia Soehner at (202) 551-3463 or Geoff Kruczek at (202) 551-3641.

Sincerely,

Brian Cascio
Accounting Branch Chief